Form 10-K, Exhibit 13
period 2009-12-31
LAW ENFORCEMENT ASSOCIATES CORP
filed 2010-03-31
CIK 1165921

Exhibit 13.1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Law Enforcement Associates Corporation

Raleigh, North Carolina

We have audited the accompanying consolidated balance sheet of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2008 were audited by FROST, PLLC who was merged into FRAZER FROST, LLP, and whose report dated March 19, 2009, on those financial statements included an explanatory paragraph that described a going concern uncertainty discussed in Note 14 to those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has recorded a $1,500,000 obligation for 1,200,000 shares of redeemable common stock. On June 26, 2009, the Company received notice of the demand to purchase these shares. There is no assurance that the Company will be able to obtain additional financing or capital on acceptable terms, if at all. If the Company is unsuccessful in its attempts to defend against this demand, management may be required to liquidate available assets, restructure the Company or in the extreme event, cease operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FRAZER FROST, LLP
Certified Public Accountants

Little Rock, Arkansas

March 30, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Law Enforcement Associates Corporation

Raleigh, North Carolina

We have audited the accompanying consolidated balance sheet of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2008. Law Enforcement Associates Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2008, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has an outstanding 1,200,000 shares of redeemable common stock, which becomes exercisable for $1.25 per share on August 1, 2009, which would require the Company to repurchase these shares for $1,500,000. There is no assurance that the Company will be able to obtain additional financing or capital on acceptable terms, if at all. If the Company is unsuccessful in its attempts, management may be required to liquidate available assets, restructure the Company or in the extreme event, cease operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FROST, PLLC
Certified Public Accountants

Little Rock, Arkansas

March 19, 2009

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Balance Sheets

December 31, 2009 and December 31, 2008

	2009	2008
Assets
Current assets:
Cash	$480,148	$254,705
Trade accounts receivable (net of allowance for doubtful accounts of $55,000 and $30,000 at December 31, 2009 and 2008, respectively)	982,505	2,011,293
Refundable income taxes	150,000	0
Inventories	1,505,777	1,368,049
Prepaid expenses	43,946	45,629
Deferred tax asset-current	246,368	244,741

Total current assets	3,408,744	3,924,417

Property and equipment, net	150,971	170,027

Other assets:
Intangibles, net	1,989,304	2,174,564
Assets held for sale	335,505	335,505
Deferred tax asset less current portion	704,643	820,425

Total other assets	3,029,452	3,330,494

Total assets	$6,589,167	$7,424,938

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Balance Sheets (Continued)

December 31, 2009 and December 31, 2008

	2009	2008
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$490,646	$331,451
Line of credit	0	1,038,809
Accrued expenses:
Accrued salaries, wages and benefits	116,288	203,464
Contract settlement	100,000	0
Warranty provision	50,271	58,809
Other accrued expenses	65,072	201,833
Customer deposits	20,000	30,540

Total current liabilities, before shares subject to redemption	842,277	1,864,906

Common stock, subject to redemption of 1,200,000 shares, at redemption value	1,500,000	1,440,374

Total current liabilities	2,342,277	3,305,280

Total liabilities	2,342,277	3,305,280

Stockholders’ equity:
Common stock, $0.001 par value, 50,000,000 authorized, 25,782,436 (including 1,200,000 shares subject to redemption) issued and outstanding at December 31, 2009, and at December 31, 2008	25,782	25,782
Treasury stock at cost, 595 shares of common stock held by the Company	(625)	(625)
Paid in capital in excess of par	4,995,595	4,995,595
Retained earnings/(accumulated deficit)	(773,862)	(901,094)

Total stockholders’ equity	4,246,890	4,119,658

Total liabilities and stockholders’ equity	$6,589,167	$7,424,938

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008

Net sales	$11,945,501	$9,246,170

Cost of sales	8,559,876	6,193,180

Gross profit	3,385,625	3,052,990

Research and development	296,667	81,327
Loss on impairment of long-lived assets	21,228	150,000
Operating expenses	2,686,063	2,578,271

Total operating expenses	3,003,958	2,809,598

Operating income	381,667	243,392

Other income (expense):
Loss on sale of assets	(10,373)	(43,666)
Other income	14,005	14,234
Interest income	1,276	1,507
Interest expense	(145,188)	(143,295)

Total other income (expense)	(140,280)	(171,220)

Net income before income taxes	241,387	72,172

Income tax expense	(114,155)	(319)

Net income	$127,232	$71,853

Weighted average number of common shares subject to possible redemption	1,200,000	1,200,000

Net income per share common shares subject to possible redemption, basic and diluted	$0.05	$0.09

Weighted average number of common shares outstanding, excluding shares subject to possible redemption	24,582,436	24,582,436

Net income per common share, excluding shares subject to possible redemption, basic and diluted	$0.00	$(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Stockholders’ Equity

December 31, 2009

	Number of Shares	Common Stock	Treasury Stock	Paid in Capital in Excess of Par	Retained Earnings/Capital (accumulated deficit)	Total Stockholders’ Equity
December 31, 2007	25,782,436	25,782	$(625)	$4,995,595	$(972,947)	$4,047,805

Net income - year ended Dec. 31 2008	—	—	—	—	$71,853	$71,853

December 31, 2008	25,782,436	25,782	$(625)	$4,995,595	$(901,094)	$4,119,658

Net income - year ended Dec. 31 2009	—	—	—	—	$127,232	$127,232

December 31, 2009	25,782,436	25,782	$(625)	$4,995,595	$(773,862)	$4,246,890

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities
Net income	$127,232	$71,853
Adjustments to reconcile net income to net cash provided (used) by operations:
Depreciation and amortization	225,460	294,012
Loss on impairment of long-lived assets	21,228	150,000
Put option discount expense	59,626	102,204
Deferred taxes	114,155	319
Loss on sale of assets	10,373	43,666
Change in allowance for doubtful accounts	25,000	(3,205)
Change in inventory reserves	12,793	(104,131)
(Increase) decrease in assets:
Trade accounts receivable	1,003,788	(1,295,021)
Inventories	(150,521)	(7,572)
Refundable income taxes	(150,000)	0
Prepaid insurance and other assets	1,683	(7,442)
Increase (decrease) in liabilities:
Trade accounts payable	159,195	(262,064)
Accrued expenses	(132,475)	129,233
Customer deposits	(10,540)	6,007

Net cash provided (used) in operating activities	1,316,997	(882,141)

Cash flows from investing activities:
Proceeds from sale of assets	12,750	6,000
Capital expenditures	(65,495)	(33,207)

Net cash used in investing activities	(52,745)	(27,207)

Cash flows financing activities:
Net proceeds (repayments) of factor line of credit	(1,038,809)	1,038,809
Net repayments under line of credit agreement	0	(200,000)

Net cash provided (used) by financing activities	(1,038,809)	838,809

Net increase (decrease) in cash	225,443	(70,539)
Cash at beginning of the year	254,705	325,244

Cash at end of the year	$480,148	$254,705

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$111,483	$15,170
Cash paid for income taxes	$150,000	$—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Law Enforcement Associates Corporation (originally Academy Resources, Inc.) was formed on December 3, 2001 when the Company acquired all the outstanding stock of Law Enforcement Associates, Inc., a New Jersey company, incorporated in 1972, doing business in North Carolina.

The Company’s operations consist of manufacturing, providing surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security and correctional organizations.

Principles of Consolidation

The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiaries, Law Enforcement Associates, Inc. and Law Enforcement Associates Holding Company, Inc. All intercompany transactions have been eliminated in consolidation. All of the Company’s activities are within a single reportable segment.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2009 and 2008.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and the Company’s line of credit agreement. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value.

Trade Accounts Receivable

Trade accounts receivable are carried at their estimated collectible amount. Trade credit is generally extended on a short-term basis; therefore, trade receivables do not bear interest. The Company reviews customer accounts on a periodic basis and records a reserve for specific amounts that management feels may not be collected. Amounts will be written off at the point when collection attempts on the accounts have been exhausted. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. Past due status is determined based upon contractual terms. While management believes the Company’s processes effectively address its exposure to doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance recorded by the Company.

Inventories

Inventories are stated at the lower of cost or market on the first-in, first-out basis. Provisions are made to reduce potentially excess, obsolete or slow-moving inventories to their net realizable value.

Shipping and Handling

All shipping and handling costs are expensed as incurred and are included in cost of sales in the accompanying consolidated statement of operations. Shipping and handling fees billed to customers are included in net sales in the accompanying consolidated statement of operations.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations in the period of disposal. Depreciation is computed over the estimated useful lives of the related assets using the straight-line methods for financial statement purposes.

Assets Held for Sale

An asset or business is classified as held for sale when (i) management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. In isolated instances, assets held for sale may exceed one year due to events or circumstances beyond the Company’s control. Upon being classified as held for sale, the recoverability of the carrying value must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill and other assets are assessed. After the valuation process is completed, the assets held for sale are reported at the lower of the carrying value or fair value less cost to sell and the assets are no longer depreciated or amortized.

Long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. Based upon management’s assessment, an impairment charge related to the AVS trade name of $21,228 was recorded during the year ended December 31, 2009 and is included in operating expenses in the accompanying consolidated statement of operations. During 2008, an impairment charge of $150,000 related to certain patents was recorded based upon management’s assessment.

Intangible assets

Finite-lived intangible assets consist of patents and purchased intangibles. Patent cost include the acquired cost of obtaining patents and are amortized over the estimated useful of the patents, usually 15 years, using the straight line method. Purchased intangibles consist of trade name, drawings and designs, and marketing list which are amortized over 12 to 25 years depending on the applicable intangible, using the straight line method.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, title has transferred, the price is fixed and collection is reasonably assured. All of the Company’s sales are final and customers do not have a right to return the product. Most customers are charged shipping fees, which are recorded as a component of net sales. Training revenue is recorded as the service is provided.

Leases

The Company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital or operating leases, as appropriate under U.S. GAAP. For operating leases that contain built-in pre-determined rent escalations, rent holidays, or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.

Product liability and warranty claims

The Company’s consolidated financial statements include accruals for potential product liability and warranty claims based on the Company’s claim experience. Such costs are accrued at the time revenue is recognized. At December 31, 2009 and 2008, accrued product warranties totaled $50,271 and $58,809, respectively and are reported as warranty provision in the accompanying consolidated balance sheet.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company’s policy for recording interest and penalties associated with tax exams is to record such items as a component of income tax expense.

The Company’s policy with respect to evaluating uncertain tax positions based upon whether management believes it is more likely than not to be sustained upon review by the taxing authorities, then the Company shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized.

Net Income Per Share

Basic earnings per share is computed by dividing the Company’s consolidated net income by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. There are no common stock equivalents for the Company at December 31, 2009.

Advertising

The Company expenses the costs of advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits within the calendar year. During the years ended December 31, 2009 and 2008, advertising costs were $25,755 and $76,240, respectively. All advertising costs are included in operating expenses in the accompanying consolidated statement of operations.

Research and Development

The Company expenses research and development costs as incurred. The Company incurred product development expense of $296,667 and $81,327 for the years ended December 31, 2009 and 2008, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of the Generally Accepted Accounting Principles–a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new U.S. GAAP guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination and was effective for business combinations occurring on or after January 1, 2009. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued new U.S. GAAP guidance that establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners and was effective for the Company beginning January 1, 2009. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

In April 2008, the FASB issued new U.S. GAAP guidance that requires entities to consider their own historical experience in renewing or extending similar arrangements when developing assumptions regarding the useful lives of intangible assets and also mandates certain related disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

In May 2009, the FASB issued new U.S. GAAP guidance that establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted this guidance in the second quarter of 2009, and it did not have an effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued new U.S. GAAP guidance that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods and is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 amends FASB ASC 820, Fair Value Measurements and Disclosures, by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 applies to the fair value measurement of liabilities within the scope of ASC 820 and addresses several key issues with respect to estimating fair value of liabilities. Among other things, ASU 2009-05 clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. ASU 2009-05 is effective for the first reporting period beginning after its issuance. The Company does not expect the adoption of ASU 2009-05 to have a material impact on its consolidated financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 supersedes certain guidance in FASB ASC 605-25, Revenue Recognition – Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverable subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangement entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangement for all periods presented. The Company is evaluating the impact that the adoption of ASU 2009-13 will have on its consolidated financial statements.

2.	INVENTORIES

Inventories consist of the following at December 31, 2009 and 2008:

	2009	2008
Raw Materials	$607,864	$615,866
Work-in-process	39,572	64,253
Finished goods	858,341	687,930

	$1,505,777	$1,368,049

Reserves for slow moving and obsolete inventory on a FIFO basis totaled $108,526 and $95,733 as of December 31, 2009 and 2008, respectively.

3.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at December 31, 2009 and 2008:

	Useful Life	2009	2008
Office furniture & equipment	5 to 7 years	$93,172	$98,347
Leasehold improvements	7 years	21,386	14,218
Vehicles	5 years	109,724	101,127
Machinery & equipment	5 to 7 years	291,420	291,420

		515,702	505,112
Less accumulated depreciation		364,731	335,085

		$150,971	$170,027

Depreciation expense for the years ended December 31, 2009 and 2008 was $61,428 and $70,540, respectively.

4.	INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2009 and 2008:

	Estimated Life	2009	2008
Trade name	25 years	1,400,000	1,400,000
Drawings/designs	10 years	411,000	411,000
AVS Marketing List	12 years	470,000	470,000
AVS Engineered Drawings	15 years	230,000	230,000
AVS Trade Name	15 years	168,772	190,000

		2,679,772	2,701,000
Less accumulated amortization		690,468	526,436

Total intangibles, net		$1,989,304	$2,174,564

Amortization expense for the years ended December 31, 2009 and 2008 was $164,032 and $223,472, respectively.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $21,228 on the AVS Trade Name during the 4th Quarter of 2009. During the 3rd Quarter of 2008, the Company recognized a non-cash impairment charge of $150,000 on our patents related to the stun pistol. This decision was based upon an analysis of recoverability and the fact that the patents have provided no income to date.

Estimated future amortization expense is as follows at December 31, 2009:

Year	Amount
2010	$162,851
2011	162,851
2012	162,851
2013	162,851
2014	138,876
Future Years	1,199,024

$1,989,304

5.	ASSETS HELD FOR SALE

During the 4th Quarter of 2008, the Board of Directors approved the sale of the Company’s EDW patents to a third party. As a result, the Company reclassified these patents on its financial statements as assets held for sale. The patents have been reported at the lower of the carrying value or fair value less cost to sell and the Company has ceased amortizing these assets. Based on recent discussions, the third party is continuing its due diligence in evaluating the EDW patents and is attempting to renegotiate the transaction. Management will continue to facilitate the sale of the patents with hopes of closing during 2010. In the event that the transaction does not occur, the Company will have to reevaluate the fair market value of its EDW patents. Depending on its assessment, the Company may have to recognize additional impairment charges, which would have a negative impact on future earnings.

6.	FACTOR LINE OF CREDIT

The Company entered into a factoring agreement on November 12, 2008, which provides for the factoring of certain trade accounts receivable. The agreement requires factoring fees ranging from 1.5% to 15.0% of the accounts receivable factored depending on the timing and amounts repurchased by the Company. The Company is not subject to an annual minimum fee and the agreement can be terminated by either party upon 30 days prior written notice. Advances are collateralized by the Company’s accounts receivable. The outstanding balance was $0 and $1,038,809 as of December 31, 2009 and 2008, respectively. The Company recognized $85,562 and $25,921 in factoring fees for the years ended December 31, 2009 and 2008.

7. INCOME TAXES

The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets:
Inventory	$80,699	$86,766
Allowance for doubtful accounts	21,205	11,566
Accrued wages	9,420	8,074
Warranty provision	19,381	22,673
Intangible assets	406,601	450,724
Federal net operating loss of $1,373,897, Expiring beginning in 2026	467,125	524,957
State net economic loss of $975,599, Expiring beginning in 2019	44,429	53,866

	1,048,860	1,158,626

Deferred tax (liabilities):
Property and equipment	(17,486)	(27,490)
Trade name (AID)	(80,363)	(65,970)

	(97,849)	(93,460)

Deferred tax asset (liability), net	$951,011	$1,065,166

Deferred taxes have been classified on the consolidated balance sheet as follows:

	2009	2008
Current assets	$246,368	$244,741
Non-current assets	704,643	820,425

	$951,011	$1,065,166

The expense (benefit) of income taxes consists of the following at December 31, 2009 and 2008:

	2009	2008
Current:
Federal	$—	$—
State	—	—
Deferred	114,155	319

Total	$114,155	$319

A reconciliation of the statutory federal income tax rate and effective rate is as follows at December 31:

	2009	2008
Statutory federal income tax rate	34%	34%
State income tax – net of federal benefit	3%	3%
Other	10%	(37)%

Effective tax rate	47%	0%

On January 15, 2008, Raymond James Financial, Inc. through its subsidiary, Sirchie Acquisition Company, LLC, acquired 51% interest (13,149,334 shares) in Law Enforcement Associates Corporation from Sirchie Finger Print Laboratories, Inc. and John Carrington. Based on the change in ownership, the Company’s net operating loss carry forward may be subject to certain limitations in any one year. The Company’s net operating loss carry forward was limited to approximately $660,000 during the years ended December 31, 2009 and 2008.

8.	REDEEMABLE COMMON STOCK

On or about October 31, 2007, the Company acquired certain assets of Advanced Vehicle Systems, LLC, a Florida limited liability company (“AVS”). The Company believes it purchased all of AVS’ designs, drawings, name and intellectual property rights. As part of the purchase price, the Company provided the seller a put option on 1,200,000 shares which gives Mrs. Wortley the right to sell up to 1,200,000 shares back to the Company for $1.25 per share on August 1, 2009. This obligation is recorded as common stock, subject to redemption of 1,200,000 shares, at redemption value in the Company’s Consolidated Balance Sheets.

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of an Asset Purchase Agreement dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the Purchase Agreement for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase Agreement dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in an as yet to be scheduled trial. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley. The Company intends to continue to vigorously defend the lawsuit.

9.	PROFIT SHARING PLAN

The Company has a 401(k) Discretionary Profit Sharing Plan (the “Plan”) to provide retirement benefits for its eligible employees. Eligible employees may contribute up to the maximum annual amount as set periodically by the Internal Revenue Service. During the 1st quarter of 2009, the Company elected the Safe Harbor provision which guarantees an employer match of 3% for all eligible employees for the current year. Employer matches totaled $53,229 and $76,769 for the years ended December 31, 2009 and 2008, respectively. Additionally, the Plan provides for a discretionary profit sharing contribution. Such contributions to the Plan are allocated among eligible participants in direct proportion of their salaries to the combined salaries of all participants. The Company made no profit sharing contributions for the years ended December 31, 2009 and 2008, respectively.

10.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009 and 2008, the Company paid $4,093,490 and $1,038,957, respectively, to Sirchie for purchases. At December 31, 2009 and 2008, the Company had $7,453 and $2,462, respectively, in accounts payable due to Sirchie.

The Company formerly leased its office and manufacturing facility from Sirchie Finger Print Laboratories, Inc. Rent expense incurred under this lease for the year ended December 31, 2008 was $32,237. This lease was terminated in 2008.

11.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leased its office and manufacturing facility from Sirchie Finger Print Laboratories, Inc. (Sirchie). Rent expense incurred under this lease for the year ended December 31, 2008 was $32,237. The above lease was terminated by the Company in 2008.

On December 15, 2007, the Company entered into a lease with Zabarsky Investments Ltd. L.P. The Company currently leases approximately 6,000 square feet of space for its surveillance vehicle division at approximately $4,750 per month. The lease term is 60 months. Rent expense incurred under this lease for the years ended December 31, 2009 and 2008 was $57,783 and $57,000, respectively.

Effective March 2008, the Company moved its headquarters from the Youngsville, North Carolina facility and entered into a lease with Zabarsky Investments Ltd. L.P. The Company currently leases approximately 10,000 square feet of space for its new Raleigh, North Carolina headquarters at approximately $7,900 per month. The lease term is 60 months. Rent expense incurred under this lease for the years ended December 31, 2009 and 2008 was $94,800 and $87,083, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009:

Year ending December 31:
2010	$160,415
2011	160,415
2012	153,782
2013	8,631
2014	0
Later years	0

Total minimum payments required	$483,243

Royalty Commitments

In August 2006, the Company obtained a license to use certain marks of a licensor in connection with products that the Company sells. Management interpreted the agreement’s expiration date as of April 30, 2009; however, the licensor has disputed the date and believes the agreement expires on April 30, 2010, and as such, they would be entitled to additional minimum guaranteed royalties of $150,000. Subsequent to year-end but prior to the date of this report, the two parties agreed to a settlement of $100,000. The initial payment would be $20,000 and the balance of $80,000 to be paid in equal monthly installments over the next 8 months. Royalty expense for the year ended December 31, 2009 and 2008 was $100,000 and $119,112, respectively.

Consulting Agreements

On May 3, 2007, the Company entered into an agreement with an entity to act as a placement agent and financial advisor to the Company. This entity’s objective is to identify prospective purchasers of debt and/or equity securities to be issued by the Company and prospective companies to be purchased or acquired by the Company either by debt and/or equity securities or by assets to be acquired by the Company. Pursuant to the terms of the agreement, the entity is compensated for successful security placements and services rendered in connection with acquisitions by the Company upon the closing of each sale of securities by the Company. This entity acted as the Company’s exclusive placement agent and exclusive financial advisor for a period of 120 days beginning on the effective date of the agreement. Thereafter, the entity has acted as the Company’s non-exclusive placement agent and non-exclusive financial advisor and will continue until terminated by either party upon 10 days notice to the other party. Upon execution of this agreement, the Company issued 130,000 shares of restricted common stock for the entity’s due diligence and advisory efforts. Additionally, the Company paid this entity a monthly fee of $5,000 until the agreement was terminated in 2008. For the twelve months ended December 31, 2008, the Company incurred $37,412 in consulting fees from this entity.

In July 2007, the Company entered into an agreement with an entity to act as its public relations firm in an effort to market the new Graffiti Cam. The term of the agreement was for one year commencing on August 1, 2007. The Company paid a monthly fee of $20,000 plus out-of-pocket costs until the agreement was terminated during 2008. For the twelve months ended December 31, 2008, the Company incurred $74,741 in consulting fees from this entity.

Litigation

The Company is a defendant in a lawsuit, filed by the licensor of a certain agreement for products that the Company sells. The licensor filed an action in Massachusetts Superior Court on October 13, 2009, seeking $150,000 for breach of the trademark licensing agreement. Management interpreted the agreement’s expiration date as of April 30, 2009; however, the licensor has disputed the date and believes the agreement expires on April 30, 2010, and as such, they would be entitled to additional minimum guaranteed royalties of $150,000. Subsequent to year-end but prior to the date of this report, the two parties have agreed to a settlement of $100,000. The initial payment would be $20,000 and the balance of $80,000 to be paid in equal monthly installments over the next 8 months. During the twelve months ended December 31, 2009, the Company has accrued the entire settlement amount.

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of an Asset Purchase Agreement dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the Purchase Agreement for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase Agreement dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in an as yet to be scheduled trial. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley. The Company intends to continue to vigorously defend the lawsuit.

On or about January 8, 2010, Paul H. Feldman and Martin L. Perry filed separate actions in the United States District Court for the Eastern District of North Carolina against Law Enforcement Associates Corporation (the “Company”), Anthony Rand, James J. Lindsay, Joseph A. Jordan and John H. Carrington (the “Lawsuits”). Mr. Feldman formerly served as President, CEO, CFO and Treasurer of the Company until August 27, 2009, at which time he was removed by the Company’s Board of Directors. Mr. Perry previously served as the Company’s Director of Sales until his departure from the Company on September 23, 2009. Mr. Feldman and Mr. Perry also previously served as directors until the end of their terms on December 3, 2009. The departures of Mr. Feldman and Mr. Perry from the Company were previously disclosed in the Company’s Form 8-K’s filed with the Commission on August 31, 2009 and September 28, 2009, respectively. Anthony Rand, James Lindsay and Joseph Jordan are currently serving as Directors of the Company and served in such capacity at the time of the actions complained of in the Lawsuits. Mr. Carrington was a shareholder of the Company and served as a director of the Company until April 18, 2005.

In the Lawsuits, Mr. Feldman and Mr. Perry allege violations by the defendants of the federal Americans with Disabilities Act, and civil conspiracy and wrongful termination in violation of public policy under North Carolina common law. Mr. Perry’s Lawsuit also alleges violation of the North Carolina Wage and Hour Act and breach of contract under North Carolina common law. Both seek: (i) reinstatement, or full front pay, stock options and benefits; (ii) economic damages for lost compensation and damages to their careers, reputation and earning capacities; (iii) compensatory damages, punitive damages, costs and attorney’s fees; and (iv) other relief. Both Feldman and Perry allege that they were wrongfully terminated by the Company. The factual allegations are substantially similar to those contained in complaint letters filed with the U.S. Department of Labor by Mr. Feldman on or about November 17, 2009 (which was previously disclosed in the Company’s Form 8-K filed with the Commission on December 1, 2009), and by Mr. Perry on or about December 11, 2009 (which was previously reported in the Company’s Form 8-K which was filed with the Commission on December 15, 2009).

The Company does not believe the allegations made by Mr. Feldman and Mr. Perry in the Lawsuits have any merit. On December 3, 2009, the Board of the Company appointed a special committee of disinterested directors to investigate the allegations underlying the Department of Labor complaints. On December 17, 2009, legal counsel for the special committee completed her investigation and delivered her report. The report concluded that the claims made by Mr. Feldman and Mr. Perry were unsubstantiated. The Company intends to vigorously defend against the Lawsuits.

12.	CONCENTRATION OF RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables with a variety of customers and cash with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company’s customer base and its customers’ financial resources. At times, cash balances may exceed Federal Deposit Insurance Corporation (“FDIC”) insurable limits.

For the years ended December 31, 2009 and 2008, sales to one customer accounted for 49% and 15% of total sales, respectively.

For the year ended December 31, 2009, accounts receivable related to one customer accounted for 14% of total accounts receivable, respectively.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The authoritative guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis at December 31, 2009 and 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

		Fair Value Measurements at Reporting Date Using
	December 31, 2009	Quoted prices in Active Markets for Identical Assets (Liabilities) Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Assets

Recurring:

Patents held for sale	$335,505	—	—	$335,505

Nonrecurring:

Trade name	$1,400,000	—	—	$1,400,000

Drawings/designs	$411,000	—	—	$411,000

AVS Marketing List	$470,000	—	—	$470,000

AVS Engineered Drawings	$230,000	—	—	$230,000

AVS Trade Name	$168,772	—	—	$168,772

The fair value measurement used by the Company for its patents held for sale is based upon expected cash flows associated with negotiations with a third party. Based upon these discussions, the Company recorded an impairment associated with these patents of $150,000 during the year ended December 31, 2008.

The fair value measurement used by the Company for its various trade names, drawings, and marketing list were based upon expected cash flow from the utilization of these assets based upon certain models the Company has developed. The model inputs and valuation techniques may involve significant management judgment. Based upon management’s assessment, it recorded an impairment charge associated with the AVS trade name of $21,228 during the year ended December 31, 2009.

14.	LIQUIDITY AND CAPITAL RESOURCES

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of an Asset Purchase Agreement dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the Purchase Agreement for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase Agreement dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in an as yet to be scheduled trial. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley.

The Company intends to continue to vigorously defend the lawsuit. However, if the Company is unsuccessful in its attempts, management may be required to liquidate available assets, restructure the Company or in the extreme event, cease operations. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

15.	SUBSEQUENT EVENTS EVALUATION DATE

Management of the Company has determined the date of issuance of its financial statements is appropriate for determination for subsequent event disclosure.