Form 10-K, Exhibit 13
period 2010-12-31
LAW ENFORCEMENT ASSOCIATES CORP
filed 2011-03-31
CIK 1165921

Exhibit 13.1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Law Enforcement Associates Corporation

Raleigh, North Carolina

We have audited the accompanying consolidated balance sheets of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Law Enforcement Associates Corporation and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has $1.5 million of outstanding redeemable common stock, a working capital deficit, incurred significant operating losses and has limited financial resources. There is no assurance the Company will be able to obtain additional financing or capital on acceptable terms, if at all. If the Company incurs future losses and is unsuccessful in improving its operating results and its attempts to defend against its litigation matters, management may be required to liquidate available assets, restructure the Company or in the extreme event, cease operations. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas

March 30, 2011

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Balance Sheets

December 31, 2010 and December 31, 2009

	2010	2009
Assets
Current Assets
Cash	$79,128	$480,148
Trade accounts receivable (net of allowance for doubtful accounts of $57,113 at December 31, 2010 and $55,000 at December 31, 2009)	423,336	982,505
Refundable income taxes	—	150,000
Inventories	1,267,512	1,505,777
Prepaid expenses and other current assets	52,309	43,946
Deferred tax asset – current	—	246,368

Total current assets	1,822,285	3,408,744

Property and Equipment – net	80,183	150,971

Other Assets
Intangibles – net	643,506	2,324,809
Deferred tax asset, less current portion	—	704,643

Total other assets	643,506	3,029,452

Total assets	$2,545,974	$6,589,167

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Balance Sheets (Continued)

December 31, 2010 and December 31, 2009

	2010	2009
Liabilities and Stockholders’ Equity
Current Liabilities
Trade accounts payable	$772,610	$490,646
Accrued expenses:
Accrued salaries, wages and benefits	57,699	116,288
Contract settlement	20,000	100,000
Warranty provision	48,719	50,271
Other accrued expenses	14,116	65,072
Customer deposits	73,359	20,000

Total current liabilities, before shares subject to redemption	986,503	842,277
Common stock, subject to redemption, 1,200,000 shares, at redemption value	1,500,000	1,500,000

Total current liabilities	2,486,503	2,342,277

Total liabilities	2,486,503	2,342,277

Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 authorized, 25,782,436 (including 1,200,000 shares subject to redemption) issued and outstanding at December 31, 2010 and December 31, 2009	25,782	25,782
Treasury stock at cost, 595 shares of common stock	(625)	(625)
Paid in capital in excess of par	4,995,595	4,995,595
Retained earnings/(accumulated deficit)	(4,961,281)	(773,862)

Total stockholders’ equity	59,471	4,246,890

Total liabilities and stockholders’ equity	$2,545,974	$6,589,167

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Operations

For the Years Ended December 31, 2010 and 2009

	2010	2009
Net sales	$5,575,872	$11,945,501
Cost of sales	4,307,897	8,559,876

Gross profit	1,267,975	3,385,625

Research and development	254,858	296,667
Loss on impairment of long-lived assets	1,469,569	21,228
Operating expenses	2,761,733	2,686,063

Total operating expenses	4,486,160	3,003,958

Operating income (loss)	(3,218,185)	381,667

Other income (expense)
Loss on sale of assets	(27,320)	(10,373)
Other income	9,044	14,005
Interest income	365	1,276
Interest expense	(312)	(145,188)

Total other income (expense)	(18,223)	(140,280)

Net income (loss) before income taxes	(3,236,408)	241,387
Income tax expense	(951,011)	(114,155)

Net income (loss)	$(4,187,419)	$127,232

Weighted average number of common shares subject to redemption	1,200,000	1,200,000
Net income (loss) per share common shares subject to redemption, basic and diluted	$0.00	$0.05
Weighted average number of common shares outstanding, excluding shares subject to redemption	24,582,436	24,582,436
Net income (loss) per common share, excluding shares subject to redemption, basic and diluted	$(0.17)	$0.00

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Stockholders’ Equity

December 31, 2010

	Number of Shares	Common Stock	Treasury Stock	Paid in Capital in Excess of Par	Retained Earnings (accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2008	25,782,436	$25,782	$(625)	$4,995,595	$(901,094)	$4,119,658
Net income for the year ended December 31, 2009	—	—	—	—	127,232	127,232

Balance, December 31, 2009	25,782,436	25,782	(625)	4,995,595	(773,862)	4,246,890
Net loss for the year ended December 31, 2010	—	—	—	—	(4,187,419)	(4,187,419)

Balance, December 31, 2010	25,782,436	$25,782	$(625)	$4,995,595	$(4,961,281)	$59,471

The accompanying notes are an integral part of the consolidated financial statements.

LAW ENFORCEMENT ASSOCIATES CORPORATION

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities
Net income (loss)	$(4,187,419)	$127,232
Adjustments to reconcile net income to net cash provided (used) by operations:
Depreciation and amortization	259,819	225,460
Loss on impairment of long-lived assets	1,469,569	21,228
Put option discount expense	—	59,626
Deferred taxes	951,011	114,155
Loss on sale of assets	27,320	10,373
Change in allowance for doubtful accounts	2,113	25,000
Change in inventory reserves	145,973	12,793
(Increase) decrease in assets
Trade accounts receivable	557,056	1,003,788
Refundable income taxes	150,000	(150,000)
Inventories	92,292	(150,521)
Prepaid expenses and other current assets	(8,363)	1,683
Increase (decrease) in liabilities
Trade accounts payable	281,964	159,195
Accrued expenses	(191,097)	(132,475)
Customer deposits	53,359	(10,540)

Net cash provided (used) by operating activities	(396,403)	1,316,997

Cash flows from investing activities
Proceeds from sale of assets	58,500	12,750
Capital expenditures	(63,117)	(65,495)

Net cash used by investing activities	(4,617)	(52,745)

Cash flows from financing activities
Factor line of credit	—	(1,038,809)

Net cash used by financing activities	—	(1,038,809)

Net increase (decrease) in cash	(401,020)	225,443
Cash at beginning of the period	480,148	254,705

Cash at the end of the period	$79,128	$480,148

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$312	$111,483
Cash paid for income taxes	$—	$150,000

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Law Enforcement Associates Corporation (originally Academy Resources, Inc.) was formed on December 3, 2001 when the Company acquired all the outstanding stock of Law Enforcement Associates, Inc., a New Jersey company, incorporated in 1972, doing business in North Carolina.

The Company’s operations consist of the manufacturing and providing of surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security, and correctional organizations.

Principles of Consolidation

The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiaries, Law Enforcement Associates, Inc. and Law Enforcement Associates Holding Company, Inc. All intercompany transactions have been eliminated in consolidation. All of the Company’s activities are within a single reportable segment.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2010 and 2009.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses, and common shares subject to redemption. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value.

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

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations in the period of disposal. Depreciation is computed over the estimated useful lives of the related assets using the straight-line methods for financial statement purposes. Amortization of leasehold improvements is included in depreciation expense. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Assets Held for Sale

An asset or business is classified as held for sale when (i) management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. In isolated instances, assets held for sale may exceed one year due to events or circumstances beyond the Company’s control. Upon being classified as held for sale, the recoverability of the carrying value must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill and other assets are assessed. After the valuation process is completed, the assets held for sale are reported at the lower of the carrying value or fair value less cost to sell and the assets are no longer depreciated or amortized. If the asset or business is reclassified as held and used, the Company recognizes depreciation or amortization expense for these assets in the period of reclassification for the amount that would have been recognized while they were classified as held for sale.

Intangible assets

Finite-lived intangible assets consist of patents and purchased intangibles. Patent cost include the acquired cost of obtaining patents and are amortized over the estimated useful of the patents, usually 15 years, using the straight line method. Purchased intangibles consist of trade names, drawings and designs, and a marketing list which are amortized over 10 to 25 years depending on the applicable intangible, using the straight line method.

Long-lived assets

The Company reviews the carrying value of its long-lived assets and all amortizable intangible assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. Based upon management’s assessment, an impairment charge related to the AVS trade name, AVS marketing list, AID trade name, and EDW patents totaling $1,469,569 was recorded during the year ended December 31, 2010 and is included in operating expenses in the accompanying consolidated statement of operations. Of the total impairment charge, $602,497 and $867,072 was taken in the 3rd Quarter of 2010 and 4th Quarter of 2010, respectively. During 2009, an impairment charge of $21,228 related to the AVS trade name was recorded based upon management’s assessment.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, title has transferred, the price is fixed and collection is reasonably assured. Generally, all of the Company’s sales are final and customers do not have a right to return the product. However, in limited circumstances management may permit a customer’s return. Most customers are charged shipping fees, which are recorded as a component of net sales. Training revenue is recorded as the service is provided and is included in net sales.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Product liability and warranty claims

The Company’s consolidated financial statements include accruals for potential product liability and warranty claims based on the Company’s claim experience. Such costs are accrued at the time revenue is recognized. At December 31, 2010 and 2009, accrued product warranties totaled $48,719 and $50,271, respectively and are reported as warranty provision in the accompanying consolidated balance sheet.

Changes in the warranty obligation during the year ended December 31, 2010 are as follows:

Warranty liability, December 31, 2009	$50,271
Warranty provision related to products shipped during the year	7,702
Deductions for warrants claims processed	9,254

Warranty liability, December 31, 2010	$48,719

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

The Company’s policy with respect to evaluating uncertain tax positions based upon whether management believes it is more likely than not to be sustained upon review by the taxing authorities, then the Company shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. The Company had no unrecognized tax benefits recorded at December 31, 2010 and 2009.

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2006. The Company’s federal and state tax returns are not currently under examination. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended 2010 and 2009, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2010 or 2009.

Net Income (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the Company’s consolidated net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. There are no common stock equivalents for the Company at December 31, 2010.

Advertising

The Company expenses the costs of advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits within the calendar year. During the years ended December 31, 2010 and 2009, advertising costs were $112,597 and $25,755, respectively. All advertising costs are included in operating expenses in the accompanying consolidated statement of operations.

Research and Development

The Company expenses research and development costs as incurred. The Company incurred product development expense of $254,858 and $296,667 for the years ended December 31, 2010 and 2009, respectively.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company accrues the costs of litigation where our obligation is probable and such costs can be reasonably estimated. In instances where costs cannot be reasonably estimated these cost are expensed as incurred.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

New accounting pronouncements

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

In October 2009, the FASB issued ASU No. 2009-14 Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements. ASU No. 2009-14 modifies the scope of the software revenue recognition guidance to exclude (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU No. 2009-14 is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. The Company does not expect the adoption of this guidance to have an effect on its consolidated financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 provides amendments to guidance to FASB ASC 820, Fair Value Measurements. ASU 2010-06 requires certain guidance when a company makes transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). Also, this Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: (1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities and (2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements except for the disclosure requirements for reporting fair value.

In April 2010, the FASB issued new U.S. GAAP guidance on defining and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as achieving a specific result from the research or development efforts. An entity often recognizes these milestone payments as revenue in their entirety upon achieving the related milestone, commonly referred to as the milestone method. The new guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the adoption of this guidance to have an effect on its consolidated financial statements.

2.	INVENTORIES

Inventories consist of the following at December 31, 2010 and 2009:

	2010	2009
Raw Materials	$452,799	$607,864
Work-in-process	101,691	39,572
Finished goods	713,022	858,341

	$1,267,512	$1,505,777

Reserves for slow moving and obsolete inventory on a FIFO basis totaled $254,499 and $108,526 as of December 31, 2010 and 2009, respectively.

3.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at December 31, 2010 and 2009:

	Useful Life	2010	2009
Office furniture & equipment	5 to 7 years	$101,850	$93,172
Leasehold improvements	7 years	21,386	21,386
Vehicles	5 years	36,531	109,724
Machinery & equipment	5 to 7 years	291,420	291,420

		451,187	515,702
Less accumulated depreciation		371,004	364,731

		$80,183	$150,971

Depreciation expense for the years ended December 31, 2010 and 2009 was $48,085 and $61,428, respectively.

4.	INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2010 and 2009:

	Estimated Life	2010	2009
AID trade name	25 years	322,275	1,400,000
AID drawings/designs	10 years	140,425	411,000
EDW patents	15 years	—	597,960
AVS marketing list	12 years	—	470,000
AVS engineered drawings	12 years	180,806	230,000
AVS trade name	15 years	—	140,800

		643,506	3,249,760
Less accumulated amortization		—	924,951

	Total intangibles, net	$643,506	$2,324,809

Amortization expense for the years ended December 31, 2010 and 2009 was $211,734 and $164,032, respectively.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $709,058 on the AID trade name during the 4th Quarter of 2010 reducing the carrying value to $322,275 at December 31, 2010.

During the 4th Quarter of 2008, the Board of Directors approved the sale of the Company’s EDW patents (related to the stun pistol) to a third party. As a result, the Company reclassified these patents in its financial statements as assets held for sale. The patents had been reported at the lower of the carrying value or fair value less cost to sell and the Company ceased amortizing these assets. However, the Company has been unable to sell these patents and they no longer met the requirements to be classified as held for sale in the 2nd Quarter of 2010. As a result, during the 2nd Quarter of 2010, the Company reclassified these patents as assets held and used and included them in Intangibles – net, in the accompanying financial statements. Accordingly, the Company recognized amortization expense for these patents in the 2nd Quarter of 2010 for the amount that would have been recognized while they were classified as held for sale. Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $282,130 on the patents reducing their carrying value to zero during the 3rd Quarter of 2010.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $257,005 on the AVS marketing list during the 3rd Quarter of 2010 and an additional $91,210 during the 4th Quarter of 2010. As a result of these charges, the carrying value of the AVS marketing list was zero at December 31, 2010.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $63,362 on the AVS trade name during the 3rd Quarter of 2010 and an additional $66,804 during the 4th Quarter of 2010. As a result of these charges, the carrying value of the AVS trade name was zero at December 31, 2010. During the 4th Quarter of 2009 the Company recognized a non-cash impairment charge of $21,228 on the AVS trade name.

During its impairment analysis, the Company assessed the carrying value of the AID drawings and designs and the AVS engineered drawings. Based on this analysis, no impairment charges were taken against these assets in 2010. At December 31, 2010, the net carrying values of these assets totaled $140,425 and $180,806, respectively.

Non-cash impairment charges for the years ended December 31, 2010 and 2009 totaled $1,469,569 and $21,228, respectively.

Estimated future amortization expense is as follows at December 31, 2010:

Year	Amount
2011	$84,350
2012	84,350
2013	84,350
2014	60,375
2015	43,250
Future Years	286,831

$643,506

5.	ASSETS HELD FOR SALE

During the 4th Quarter of 2008, the Board of Directors approved the sale of the Company’s EDW patents (related to the stun pistol) to a third party. As a result, the Company reclassified these patents in its financial statements as assets held for sale. The patents had been reported at the lower of the carrying value or fair value less cost to sell and the Company ceased amortizing these assets. However, the Company has been unable to sell these patents and they no longer met the requirements to be classified as held for sale in the 2nd Quarter of 2010. As a result, during the 2nd Quarter of 2010, the Company reclassified these patents as assets held and used and included them in Intangibles – net, in the accompanying financial statements. Accordingly, the Company recognized amortization expense for these patents in the 2nd Quarter of 2010 for the amount that would have been recognized while they were classified as held for sale. Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $282,130 on the patents reducing their carrying value to zero during the 3rd Quarter of 2010.

6.	FACTOR LINE OF CREDIT

The Company entered into a factoring agreement on November 12, 2008, which provided for the factoring of certain trade accounts receivable. The agreement required factoring fees ranging from 1.5% to 15.0% of the accounts receivable factored depending on the timing and amounts repurchased by the Company. The Company was not subject to an annual minimum fee and the agreement could be terminated by either party upon 30 days prior written notice. Advances were collateralized by the Company’s accounts receivable. There was no outstanding balance as of December 31, 2010 and 2009, respectively. The Company recognized $0 and $85,562 in factoring fees for the years ended December 31, 2010 and 2009. The agreement was terminated during 2010.

7.	INCOME TAXES

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax assets is dependent on the Company generating sufficient taxable income in future years. During the year ended December 31, 2010, the Company incurred a substantial net operating loss and has net operating loss carryforwards from 2005, 2006, and 2007 totaling approximately $1,350,000. Due to the uncertainty of their ultimate realization, the Company recorded a 100% valuation allowance against its net deferred tax assets during the 3rd Quarter of 2010. The valuation allowance adjustment is recorded in income tax expense in the accompanying consolidated statement of operations.

The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2010 and 2009:

	2010	2009
Deferred tax assets:
Inventory	$146,202	$80,699
Allowance for doubtful accounts	22,019	21,205
Accrued wages	20,948	9,420
Warranty provision	18,783	19,381
Intangible assets	860,784	406,601
Federal net operating loss of $3,132,990, Expiring beginning in 2026	1,065,217	467,125
State net economic loss of $1,960,061, Expiring beginning in 2019	89,261	44,429

	2,223,214	1,048,860

Deferred tax (liabilities):
Property and equipment	(7,654)	(17,486)
Trade name (AID)	—	(80,363)

	(7,654)	(97,849)

	2,215,560	951,011
Less valuation allowance	(2,215,560)	—

Deferred tax asset (liability), net	$—	$951,011

7.	INCOME TAXES (Continued)

Deferred taxes have been classified on the consolidated balance sheet as follows:

	2010	2009
Current assets	$—	$246,368
Non-current assets	—	704,643

	$—	$951,011

The expense (benefit) of income taxes consists of the following at December 31, 2010 and 2009:

	2010	2009
Current:
Federal	$—	$—
State	—	—
Deferred	951,011	114,155

Total	$951,011	$114,155

A reconciliation of the statutory federal income tax rate and effective rate is as follows at December 31:

	2010	2009
Statutory federal income tax rate	(34)%	34%
State income tax – net of federal benefit	(3)%	3%
Valuation allowance on deferred tax benefit	37%	—%
Other	—%	10%

Effective tax rate	—%	47%

On January 15, 2008, Raymond James Financial, Inc. through its subsidiary, Sirchie Acquisition Company, LLC, acquired 51% interest (13,149,334 shares) in Law Enforcement Associates Corporation from Sirchie Finger Print Laboratories, Inc. and John Carrington. Based on the change in ownership, the Company’s net operating loss carryforwards prior to 2008 may be subject to certain limitations in any one year. The Company’s net operating loss carryforward utilization was limited to approximately $660,000 during the years ended December 31, 2010 and 2009.

8.	REDEEMABLE COMMON STOCK

On or after October 31, 2007, the Company acquired certain assets of Advanced Vehicle Systems, LLC, a Florida limited liability company (“AVS”). The Company believes it purchased all of AVS’ designs, drawings, customer lists and name rights. Barbara Wortley believes that as part of the purchase price, the Company provided her with a put option on 1,200,000 shares which would give Mrs. Wortley the right to sell up to 1,200,000 shares back to the Company for $1.25 per share on August 1, 2009. This obligation is recorded as common stock, subject to redemption of 1,200,000 shares, at redemption value in the Company’s Consolidated Balance Sheets.

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of a purported Asset Purchase document dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the purported Asset Purchase document for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase document dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in a trial currently calendared for June 6, 2011. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley. The Company intends to continue to vigorously defend the lawsuit. On August 10, 2010, the Company received notice from JAMS of the commencement of an arbitration by Barbara Wortley against the Company. Mrs. Wortley’s claim is based upon a 2004 document modified in 2006, and appears nearly identical to her $1,500,000 claim pending in Wake County Superior Court. The Company successfully obtained a court order enjoining Mrs. Wortley from pursuing this arbitration claim until after the outcome of the Wake County Superior Court action. The Company expects to vigorously defend this claim.

On December 20, 2010, a complaint was filed on behalf of Barbara Wortley against Raymond James & Associates, Inc. and against four Directors of the Company: Anthony Rand, Joseph A. Jordan, James J. Lindsay, and W. Lyndo Tippett. The suit alleges that Raymond James and the four Company Directors conspired to breach the purported 2007 Asset Purchase document among Advanced Vehicle Systems, LLC, Ms. Wortley, and the Company; and that the four Directors aided and abetted Raymond James in breaching its fiduciary duties to Ms. Wortley as her stockbroker. In the complaint, Ms. Wortley seeks damages in the amount of $1.5 million, plus pre-judgment interest, court costs, and reasonable attorney’s fees. The Company is not named in the December 20, 2010 lawsuit. The Directors deny the validity of Ms. Wortley’s claims for several reasons, including that the Florida court does not have jurisdiction over them and that they were never properly served. In addition, the Directors deny the factual allegations of the complaint. In particular, the Company has vigorously defended, and will continue to vigorously defend, against Ms. Wortley’s September 23, 2009 lawsuit on the ground that the 2007 Asset Purchase document was not a valid contract. The Company believes that these and other defenses would, if found valid, preclude a monetary award to Ms. Wortley in connection with her December 20, 2010 lawsuit.

9.	STOCK INCENTIVE PLAN

On June 16, 2010, at the Annual Meeting of Shareholders, the shareholders of the Company approved the adoption and implementation of a stock option plan. On November 10, 2010 the Board of Directors approved the 2010 Stock Option Plan. The 2010 Plan authorizes the Board of Directors or the Compensation Committee of the Board of Directors to grant stock options to selected eligible directors, officers and other full-time employees of the Company and its subsidiaries. The maximum number of shares of common stock reserved and made available for sale under the Plan is 500,000. The plan will remain in effect until all shares reserved have been purchased pursuant to options granted under the plan or have otherwise expired or been forfeited; provided that options must be granted within ten years from the date adopted by the Board of Directors. The aggregate fair market value (determined at the time the option is granted) of the shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. There have been no grants or awards made under the plan.

10.	PROFIT SHARING PLAN

The Company has a 401(k) Discretionary Profit Sharing Plan (the “Plan”) to provide retirement benefits for its eligible employees. Eligible employees may contribute up to the maximum annual amount as set periodically by the Internal Revenue Service. During the 1st Quarter of 2009, the Company elected the Safe Harbor provision which guarantees an employer match of 3% for all eligible employees for that year. In 2010, the Company did not make this election. In 2010, the Plan provides for a discretionary employer match of up to 6% of the employees’ compensation. Employer matches totaled $0 and $53,229 for the years ended December 31, 2010 and 2009, respectively. Additionally, the Plan provides for a discretionary profit sharing contribution. Such contributions to the Plan are allocated among eligible participants in direct proportion of their salaries to the combined salaries of all participants. The Company made no profit sharing contributions for the years ended December 31, 2010 and 2009, respectively.

11.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010 and 2009, the Company’s purchases from Sirchie Acquisition Company, LLC (“Sirchie”) totaled $217,447 and $4,093,490, respectively. At December 31, 2010 and 2009, the Company had $68,406 and $7,453, respectively, in accounts payable due to Sirchie.

12.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

On February 13, 2008, the Company entered into a lease with Zabarsky Investments Ltd. L.P for its headquarters. The Company currently leases approximately 10,000 square feet of space at approximately $8,698 per month. The lease term is 60 months. Rent expense incurred under this lease for the years ended December 31, 2010 and 2009 was $104,376 and $94,800, respectively. On December 15, 2007, the Company entered into a lease with Zabarsky Investments Ltd. L.P for its surveillance vehicle division. The Company currently leases approximately 6,000 square feet of space for this division at approximately $4,956 per month. The lease term is 60 months. Rent expense incurred under this lease for the years ended December 31, 2010 and 2009 was $59,475 and $57,783, respectively. In early 2011, Zabarsky Investments Ltd. L.P. agreed to reduce the monthly rent for this space to $1,542 beginning in March 2011. In consideration for this rent reduction, both parties agreed that the lease will be terminated and the Company will vacate this space within 30 days of notice should Zabarsky Investments Ltd. L.P. find a replacement tenant. To date, the Company has not received any such notice.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010:

Year ending December 31:
2011	$141,315
2012	130,644
2013	9,644

Total minimum payments required	$281,603

Royalty Commitments

In August 2006, the Company obtained a license to use certain marks of a licensor in connection with products that the Company sells. Management interpreted the agreement’s expiration date as of April 30, 2009; however, the licensor has disputed the date and believes the agreement expired on April 30, 2010, and as such, that they would be entitled to additional minimum guaranteed royalties of $150,000. The two parties agreed to a settlement of $100,000 in the 1st Quarter of 2010 before the 2009 Form 10-K was filed; therefore, the Company accrued the entire settlement amount at December 31, 2009. The initial payment was $20,000 and the balance of $80,000 was to be paid in equal monthly installments over the next 8 months. The Company’s remaining liability under this agreement was $20,000 and 100,000 at December 31, 2010 and 2009, respectively. Royalty expense for the years ended December 31, 2010 and 2009 was $0 and $100,000, respectively.

12.	COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of a purported Asset Purchase document dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the purported Asset Purchase document for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase document dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in a trial currently calendared for June 6, 2011. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley. The Company intends to continue to vigorously defend the lawsuit. On August 10, 2010, the Company received notice from JAMS of the commencement of an arbitration by Barbara Wortley against the Company. Mrs. Wortley’s claim is based upon a 2004 document modified in 2006, and appears nearly identical to her $1,500,000 claim pending in Wake County Superior Court. The Company successfully obtained a court order enjoining Mrs. Wortley from pursuing this arbitration claim until after the outcome of the Wake County Superior Court action. The Company expects to vigorously defend this claim.

On December 20, 2010, a complaint was filed on behalf of Barbara Wortley against Raymond James & Associates, Inc. and against four Directors of the Company: Anthony Rand, Joseph A. Jordan, James J. Lindsay, and W. Lyndo Tippett. The suit alleges that Raymond James and the four Company Directors conspired to breach the purported 2007 Asset Purchase document among Advanced Vehicle Systems, LLC, Ms. Wortley, and the Company; and that the four Directors aided and abetted Raymond James in breaching its fiduciary duties to Ms. Wortley as her stockbroker. In the complaint, Ms. Wortley seeks damages in the amount of $1.5 million, plus pre-judgment interest, court costs, and reasonable attorney’s fees. The Company is not named in the December 20, 2010 lawsuit. The Directors deny the validity of Ms. Wortley’s claims for several reasons, including that the Florida court does not have jurisdiction over them and that they were never properly served. In addition, the Directors deny the factual allegations of the complaint. In particular, the Company has vigorously defended, and will continue to vigorously defend, against Ms. Wortley’s September 23, 2009 lawsuit on the ground that the 2007 Asset Purchase document was not a valid contract. The Company believes that these and other defenses would, if found valid, preclude a monetary award to Ms. Wortley in connection with her December 20, 2010 lawsuit.

On or about January 8, 2010, Paul H. Feldman and Martin L. Perry filed separate actions in the United States District Court for the Eastern District of North Carolina against the Company, Anthony Rand, James J. Lindsay, Joseph A. Jordan and John H. Carrington (the “Lawsuits”). Mr. Feldman formerly served as President, CEO, CFO and Treasurer of the Company until August 27, 2009, at which time he was removed by the Company’s Board of Directors. Mr. Perry previously served as the Company’s Director of Sales until his departure from the Company on September 23, 2009. Mr. Feldman and Mr. Perry also previously served as directors until the end of their terms on December 3, 2009. The departures of Mr. Feldman and Mr. Perry from the Company were previously disclosed in the Company’s Form 8-K’s filed with the Commission on August 31, 2009 and September 28, 2009, respectively. Messrs. Rand, Lindsay, and Jordan are currently serving as Directors of the Company and served in such capacity at the time of the actions complained of in the Lawsuits. Mr. Carrington was a shareholder of the Company and served as a director of the Company until April 18, 2005.

In the Lawsuits, Mr. Feldman and Mr. Perry allege violations by the defendants of the federal Americans with Disabilities Act (“ADA”), and civil conspiracy and wrongful termination in violation of public policy under North Carolina common law. Mr. Perry’s Lawsuit also alleges violation of the North Carolina Wage and Hour Act and breach of contract under North Carolina common law. Both seek: (i) reinstatement, or full front pay, stock options and benefits; (ii) economic damages for lost compensation and damages to their careers, reputation and earning capacities; (iii) compensatory damages, punitive damages, costs and attorney’s fees; and (iv) other relief. Both Feldman and Perry allege that they were wrongfully terminated by the Company. The factual allegations are substantially similar to those contained in complaint letters filed with the U.S. Department of Labor by Mr. Feldman on or about November 17, 2009 and by Mr. Perry on or about December 11, 2009 (which complaint letters were previously reported by the Company in Current Reports on Form 8-K filed with the Commission on December 1, 2009 and December 15, 2009, respectively). These two lawsuits were consolidated into one action, Paul Briggs was added as an additional party and the Sarbanes Oxley (“SOX”) claims made in the November 17, 2009 and December 1, 2009 letters to the U.S. Department of Labor were added to the case in 2010.

12.	COMMITMENTS AND CONTINGENCIES (Continued)

The Company does not believe the allegations made by Mr. Feldman and Mr. Perry in the Lawsuit have any merit. On December 3, 2009, the Board of the Company appointed a special committee of disinterested directors to investigate the allegations underlying the Department of Labor complaint. On December 17, 2009, legal counsel for the special committee completed her investigation and delivered her report. The report concluded that the claims made by Mr. Feldman and Mr. Perry were unsubstantiated.

On June 21, 2010, the Company filed a motion to dismiss all of Mr. Feldman’s claims and all of Mr. Perry’s claims other than his wage and hour claim. A motion to dismiss merely tests the sufficiency of the Plaintiffs’ complaint. In order to survive a motion to dismiss, the complaint must simply contain sufficient factual matter, accepted as true at this stage, to state a claim for relief that is plausible on its face.

On March 10, 2011, the Court issued a lengthy ruling in response to the motion to dismiss. The Court dismissed the civil conspiracy and wrongful termination claims. The Court also narrowed the scope of the SOX claims to protected actions allegedly taken by Mr. Feldman prior to August 27, 2009 and by Mr. Perry prior to September 23, 2009 (i.e., pre-separation actions). Further, the Court found that sufficient allegations exist, if ultimately proven true, to state violations of the ADA and a breach of contract.

The Company intends to vigorously defend against the Lawsuit. After engaging in discovery in coming months, the Company anticipates filing a motion for summary judgment, seeking dismissal of the remaining claims. Due to the circumstances surrounding the lawsuit, management is unable to assess the Company’s exposure to future legal expenses.

The Company has recorded the $1,500,000 Demand Option under the purported Asset Purchase document with Ms. Wortley in its accompanying consolidated financial statements. No amounts have been recorded for the interest and attorney fees sought by Ms. Wortley and future legal expense the Company may incur in defending this matter. The Company and its legal counsel believe there are valid defenses against this claim and intend to vigorously defend this lawsuit and its other litigation matters. The ultimate outcome of these claims cannot presently be determined. Accordingly, additional adjustments, if any, that might result from the resolution of these matters have not been reflected in the financial statements.

13.	CONCENTRATION OF RISK

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

For the year ended December 31, 2009, sales to one customer accounted for 49% of total sales. For the years ended December 31, 2010 and 2009, accounts receivable related to one customer accounted for 14% and 14% of total accounts receivable, respectively.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and non-recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The instruments identified as subject to fair value measurements on a recurring basis are cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses, and common shares subject to redemption. All instruments are reflected in the consolidated balance sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

During the year ended December 31, 2010, management determined that certain intangible assets were impaired based on Level 3 inputs because their carrying values exceeded future net undiscounted cash flows expected to be generated from the utilization of these assets. As a result, a fair value adjustment in the amount of $602,497 was recorded as a loss on impairment during the 3rd Quarter of 2010 and an additional $867,072 was recorded as a loss on impairment during the 4th Quarter of 2010. Non-cash impairment charges for the years ended December 31, 2010 and 2009 totaled $1,469,569 and $21,228, respectively.

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis at December 31, 2010 and 2009, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

		Fair Value Measurements at Reporting Date Using
	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Liabilities) Inputs	Significant Observable Inputs	Significant Unobservable Inputs	Total Impairment Recorded
		Level 1	Level 2	Level 3
Assets
Recurring:
EDW patents	$—	—	—	—	$282,130
Nonrecurring:
AID trade name	$322,275	—	—	$322,275	$709,058
AID drawings/designs	$140,425	—	—	$140,425	—
AVS marketing list	$—	—	—	$—	$348,215
AVS engineered drawings	$180,806	—	—	$180,806	—
AVS trade name	$—	—	—	$—	$130,166

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		Fair Value Measurements at Reporting Date Using
	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Liabilities) Inputs	Significant Observable Inputs	Significant Unobservable Inputs	Total Impairment Recorded
		Level 1	Level 2	Level 3
Assets
Recurring:
EDW patents	$335,505	—	—	$335,505	—
Nonrecurring:
AID trade name	$1,087,333	—	—	$1,087,333	—
AID drawings/designs	$181,525	—	—	$181,525	—
AVS marketing list	$383,507	—	—	$383,507	—
AVS engineered drawings	$196,139	—	—	$196,139	—
AVS trade name	$140,800	—	—	$140,800	$21,228

The fair value measurement used by the Company for its patents, various trade names, drawings, and marketing list were based upon expected cash flows from the utilization of these assets based upon certain models the Company has developed. The model inputs and valuation techniques may involve significant management judgment including future sales and earnings, applicable discount rates and replacement cost models.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $709,058 on the AID trade name during the 4th Quarter of 2010 reducing the carrying value to $322,275 at December 31, 2010.

During the 4th Quarter of 2008, the Board of Directors approved the sale of the Company’s EDW patents (related to the stun pistol) to a third party. As a result, the Company reclassified these patents in its financial statements as assets held for sale. The patents had been reported at the lower of the carrying value or fair value less cost to sell and the Company ceased amortizing these assets. However, the Company has been unable to sell these patents and they no longer met the requirements to be classified as held for sale in the 2nd Quarter of 2010. As a result, during the 2nd Quarter of 2010, the Company reclassified these patents as assets held and used and included them in Intangibles – net, in the accompanying financial statements. Accordingly, the Company recognized amortization expense for these patents in the 2nd Quarter of 2010 for the amount that would have been recognized while they were classified as held for sale. Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $282,130 on the patents reducing their carrying value to zero during the 3rd Quarter of 2010.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $257,005 on the AVS marketing list during the 3rd Quarter of 2010 and an additional $91,210 during the 4th Quarter of 2010. As a result of these charges, the carrying value of the AVS marketing list was zero at December 31, 2010.

Based on management’s impairment analysis, the Company recognized a non-cash impairment charge of $63,362 on the AVS trade name during the 3rd Quarter of 2010 and an additional $66,804 during the 4th Quarter of 2010. As a result of these charges, the carrying value of the AVS trade name was zero at December 31, 2010. During the 4th Quarter of 2009 the Company recognized a non-cash impairment charge of $21,228 on the AVS trade name.

During its impairment analysis, the Company assessed the carrying value of the AID drawings and designs and the AVS engineered drawings. Based on this analysis, no impairment charges were taken against these assets in 2010. At December 31, 2010, the net carrying values of these assets totaled $140,425 and $180,806, respectively.

Non-cash impairment charges for the years ended December 31, 2010 and 2009 totaled $1,469,569 and $21,228, respectively.

15.	CONTINUING OPERATIONS

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. During the year ended December 31, 2010, the Company incurred a net loss of $4,187,419 and had used $396,403 of cash flow for operations and does not have sufficient financial resources to meet the put option that Mrs. Wortley alleges became due on August 1, 2009. In addition, the Company has limited financial resources and a working capital deficit of ($664,218) at December 31, 2010. Therefore, the Company may not have sufficient resources to continue operating.

During 2010 the Company restructured its sales and marketing departments and continued to bring new products to market. The Company believes these initiatives will improve operating performance and allow the Company to continue as a going concern, assuming successful outcome of the Company’s litigation matters.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to accomplish its business objectives.

On September 23, 2009 a complaint was filed against the Company in Wake County, North Carolina Superior Court on behalf of Barbara Wortley. The suit alleges a breach of a purported Asset Purchase document dated September 28, 2007 by and among Advanced Vehicle Systems, LLC, a Florida limited liability company, Ms. Wortley, and the Company. The suit seeks to enforce a Demand Option under the purported Asset Purchase document for the Company to repurchase from Ms. Wortley up to 1,200,000 shares of the Company’s stock at a price of $1.25 per share. In her complaint, Ms. Wortley seeks $1,500,000, interest at 8% from August 1, 2009 and attorneys’ fees of not less than $227,663.02. The Company denies the validity of Mrs. Wortley’s claim for several reasons including that the Asset Purchase document dated September 28, 2007 is unenforceable because it is missing essential terms. The Company received service of the complaint on September 24, 2009. In the lawsuit, Barbara Wortley’s motion for summary judgment against the Company was heard by the Honorable Donald W. Stephens, Senior Resident Superior Court Judge for Wake County, on February 18, 2010. Among other things, Judge Stephens denied Ms. Wortley’s motion for summary judgment, finding that there were material issues of material fact precluding summary judgment for Ms. Wortley. Ms. Wortley will bear the burden of proof on these material issues of fact in a trial currently calendared for June 6, 2011. The Company has defenses that if found valid will preclude a monetary award to Ms. Wortley. The Company intends to continue to vigorously defend the lawsuit. Due to the circumstances surrounding the lawsuit, management is unable to assess the Company’s exposure to future legal expenses. On August 10, 2010, the Company received notice from JAMS of the commencement of an arbitration by Barbara Wortley against the Company. Mrs. Wortley’s claim is based upon a 2004 document modified in 2006, and appears nearly identical to her $1,500,000 claim pending in Wake County Superior Court. The Company successfully obtained a court order enjoining Mrs. Wortley from pursuing this arbitration claim until after the outcome of the Wake County Superior Court action. The Company expects to vigorously defend this claim.

On December 20, 2010, a complaint was filed on behalf of Barbara Wortley against Raymond James & Associates, Inc. and against four Directors of the Company: Anthony Rand, Joseph A. Jordan, James J. Lindsay, and W. Lyndo Tippett. The suit alleges that Raymond James and the four Company Directors conspired to breach the purported 2007 Asset Purchase document among Advanced Vehicle Systems, LLC, Ms. Wortley, and the Company; and that the four Directors aided and abetted Raymond James in breaching its fiduciary duties to Ms. Wortley as her stockbroker. In the complaint, Ms. Wortley seeks damages in the amount of $1.5 million, plus pre-judgment interest, court costs, and reasonable attorney’s fees. The Company is not named in the December 20, 2010 lawsuit. The Directors deny the validity of Ms. Wortley’s claims for several reasons, including that the Florida court does not have jurisdiction over them and that they were never properly served. In addition, the Directors deny the factual allegations of the complaint. In particular, the Company has vigorously defended, and will continue to vigorously defend, against Ms. Wortley’s September 23, 2009 lawsuit on the ground that the 2007 Asset Purchase document was not a valid contract. The Company believes that these and other defenses would, if found valid, preclude a monetary award to Ms. Wortley in connection with her December 20, 2010 lawsuit.